[Letterhead of Lehman Brothers Inc.]

                                                              June 30, 2000


Board of Directors
Dexter Corporation
1 Elm Street
Windsor Locks, CT 06096

Members of the Board:

        We understand that ISP Acquisition Corp. (the "Purchaser"), a wholly-owned subsidiary of International Specialty Products Inc. ("ISP" and together with the Purchaser, the "Bidders") has commenced a tender offer for all of the outstanding shares of common stock, par value $1.00 per share (the "Company Shares"), of Dexter Corporation ("Dexter" or the "Company") not owned by ISP for $45.00 per share in cash (the "ISP Offer"). We also understand that ISP owns approximately 9.98% of the outstanding shares of common stock of the Company and is part of a "group" (as defined under the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder) that owns approximately 22.9% of the outstanding shares of common stock of Life Technologies Inc. ("Life Technologies"), a company which is approximately 75% owned by Dexter.

        We have been requested by the Board of Directors of the Company to render our opinion with respect to the adequacy, from a financial point of view, to the holders of the Company Shares (other than ISP and its affiliates) of the consideration offered to such shareholders in the ISP Offer.

        In arriving at our opinion, we reviewed and analyzed: (1) the terms and conditions of the ISP Offer, (2) publicly available information concerning the Company, the Bidders and Life Technologies that we believed to be relevant to our analysis, (3) financial and operating information with respect to the business, operations and prospects of the Company and Life Technologies furnished to us by the Company, including, without limitation, certain projections of future financial performance of the Company and Life Technologies prepared by management of the Company and Life Technologies, respectively, (4) a trading history of the Company Shares and a comparison of that trading history with those of other companies that we deemed relevant, (5) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant, (6) a comparison of the historical financial results and present financial condition of Life Technologies with those of other companies that we deemed relevant, (7) a comparison of the financial terms of the ISP Offer with the financial terms of certain other recent transactions that we deemed relevant, (8) the terms and conditions of the recently announced sale of the Company's Electronic Materials, Adhesives and Polymer Systems businesses, (9) the terms and conditions of the recently announced sale of the the Company's Nonwoven Materials business, and (10) indications of interest received by the Company with respect to the other businesses of Dexter. In addition, we have had discussions with the management of the Company and Life Technologies concerning the businesses, operations, assets, financial conditions and prospects of the Company and Life Technologies and have undertaken such other studies, analyses and investigations as we deemed appropriate.

        In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company and Life Technologies, upon advice of the Company we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the managements of the Company and Life Technologies as to the future financial performance of the Company and Life Technologies and that the Company and Life Technologies will perform substantially in accordance with such projections. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company or Life Technologies and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company or Life Technologies. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

        Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration which has been offered pursuant to the ISP Offer is inadequate to the holders of the Company Shares (other than ISP and its affiliates).

        We have acted as financial advisor to the Company in connection with the ISP Offer and will receive a fee for our services. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. We also have performed and continue to perform various investment banking services for the Company (including the sale of its Electronic Materials, Adhesives and Specialty Polymer Systems businesses to Loctite Corporation and the sale of its Nonwoven Materials business to Ahlstrom Paper Group Oy). In the ordinary course of our business, we may actively trade in the debt and equity securities of the Company, Life Technologies, and ISP for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

        This opinion is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the ISP Offer. This opinion is not intended to be and does not constitute a recommendation to any shareholder of the Company as to whether to accept the consideration offered to the shareholders in the ISP Offer.

                                             Very truly yours,


                                             LEHMAN BROTHERS